Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

July 8, 2014

FILED VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultimus Managers Trust (the “Trust”), on behalf of its series,
Lyrical U.S. Hedged Value Fund (the “Fund”)
File Nos. 811-22680; 333-180308
Response to Staff’s Comments on Form N-1A

Ladies and Gentlemen:

Ms. Stephanie D Hui of the staff of the Securities and Exchange Commission (the “Commission”) provided comments on the Trust’s Post-Effective Amendment No. 21.  Set forth below are the comments provided by the Commission staff and the Trust’s response to each:

FUND NAME

COMMENT 1:	A registered investment company must be a money market fund to use the word “Liquid” in its name. See Investment Company Act of 1940 Rule 2a-7(b)(3).

RESPONSE:	The Fund has been renamed the “Lyrical U.S. Hedged Value Fund”.

PROSPECTUS

Risk/Return Summary

Principal Investment Strategies (p. 5)

COMMENT 2:	The last sentence of the section states: “It is expected that the Fund will generally maintain a net long exposure (long market value minus short market value) of at least 40% under normal market conditions.” Provide clarification regarding what is meant by this statement.

RESPONSE:	The sentence has been revised to read:

“It is expected that the Fund will generally maintain a net long exposure (i.e., the market value of the Fund’s long positions minus the market value of the Fund’s short positions) of at least 40% under normal market conditions.”

The corresponding sentence on page 11, under the section entitled “Investment Objective, Investment Strategies and Related Risks – Investment Strategies”, has also been similarly revised.

Principal Risks (p. 7)

COMMENT 3:	This section contains a heading titled “ETF Risk”. Is investment in ETFs identified as a principal investment strategy?

RESPONSE:	Investment in ETFs is identified as a principal investment strategy in the third-to-last paragraph of the section entitled “Risk/Return Summary - Principal Investment Strategies” on page 5 and the corresponding sentence on page 11, under the section entitled “Investment Objective, Investment Strategies and Related Risks – Investment Strategies”, which states:

“The Fund’s short positions will generally consist of positions in broad market or sector specific Exchange-Traded Funds (“ETFs”) (or other, similar instruments) and/or common stocks or mid-capitalization or large-capitalization companies.”

Annual Fund Operating Expenses (p.3)

COMMENT 4:	Should the Annual Fund Operating Expense table contain an additional subcaption for acquired fund fees and expenses?

RESPONSE:	Acquired fund fees and expenses are currently expected to be less than 0.01% of the Fund’s estimated net assets. If, however, after finalizing the Fund’s estimated Total Annual Operating Expenses, including acquired fund fees and expenses, it is determined that acquired fund fees and expenses will be 0.01% or more of the Fund’s estimated net assets, an additional subcaption will be added as required in Form N1-A Item 3, Instruction 3(f)(i).

Historical Performance of the Adviser’s LS Style Private Accounts (p. 16)

COMMENT 5:	The heading of this section refers to “LS” style private accounts, and the first sentence of the section refers to the Adviser’s “U.S. Value Equity LS strategy”. Spell out what is meant by “LS” style and strategy.

RESPONSE:	The heading and first sentence of this section has been re-written to define “LS” strategy:

Historical Performance of the Adviser’s LS (Long/Short) Style Private Accounts

“The Portfolio Manager began managing accounts using its U.S. Value Equity LS (Long/Short) strategy, on January 1, 2013.”

COMMENT 6:	The third paragraph of this section, in describing how the performance of the LS style accounts is calculated, states: “The performance is net of all trading commissions, other fees and expenses.” Confirm that the performance is calculated net of all fees.

RESPONSE:	The Trust confirms that the performance of the LS style accounts is calculated net of all fees.

How to Exchange Shares (p. 22)

COMMENT 7:	The first sentence of this section states: “Share of a Fund may be exchanged at NAV for the same class of shares of any other Fund advised by the same Adviser.” Does the Adviser advise any other registered investment companies?

RESPONSE:	The Fund’s Adviser, Lyrical Asset Management LP, is also the investment adviser to the Lyrical U.S. Value Equity Fund, another series of the Ultimus Managers Trust.

Customer Privacy Notice (pp. 27-28)

COMMENT 8:	Remove the text “THIS IS NOT PART OF THE PROSPECTUS” from the bottom of each page of the Customer Privacy Notice.

RESPONSE:	This text has been removed from the bottom of each page of the Customer Privacy Notice.

STATEMENT OF ADDITIONAL INFORMATION

Additional Information on Investments, Strategies and Risks - Borrowing Money (p. 8) and Investment Restrictions – Fundamental Restrictions - Borrowing Money (p.9)

COMMENT 9:	The statements in these two sections, regarding the Fund’s policies with respect to borrowing money appear to be inconsistent. Please revise.

RESPONSE:	The paragraph entitled “Borrowing Money” on page 9 has been revised to read as follows:

“Borrowing Money.  The Fund may, subject to the restrictions of the 1940 Act, borrow money from banks as a temporary measure.  For example, the Fund may borrow money to meet redemption requests or for extraordinary or emergency purposes.  In the event the Fund should every borrow money under these conditions, such borrowing could increase the Fund’s costs and thus reduce the value of the Fund’s assets.”

Non-Fundamental Restriction (p. 10)

COMMENT 10:	The first sentence of the section states: “The following investment limitation is not fundamental and may be changed by the Board without shareholder approval.” There is not, however, any statement of a non-fundamental restriction.

RESPONSE:	The following has been added after the first sentence under the heading “Non-Fundamental Restriction”:

“The Fund may not invest more than 15% of its net assets in illiquid securities.  Securities qualifying for resale under Rule 144A under the Securities Act of 1933, as amended (“Rule 144A”), determined by the Adviser to be liquid, subject to the oversight of the Board, shall not be deemed to be ‘illiquid securities’.”

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 513.587.3451 if you have any questions.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary

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